As filed with the Securities and Exchange Commission on November 28, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

International Consolidated Companies, Inc.
(Exact name of registrant as specified in its charter)
(formerly known as Sign Media Systems, Inc.)

Florida (State or other jurisdiction of incorporation or organization)	2100 19th Street, Sarasota FL 34234 (941) 330-0336 (Address of Registrant's Principal Executive Offices)	02-0555904 (I.R.S. Employer Identification No.)

International Consolidated Companies 2007 Stock Benefit Plan
Davidson Consulting Agreement
(Full titles of the plans)

Antonio F. Uccello, III
Chairman, Chief Executive Officer and President
International Consolidated Companies, Inc.
2100 19th Street, Sarasota FL 34234
(941) 330-0336
(Name, address, including zip code, and telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.001 par value per share	1,200,000(1)	$.54(2)	$ 648,000(2)	$19.90(2)
Common Stock, $0.001 par value per share	300,000(1)	$.54(2)	$ 162,000(2)	$4.97(2)

(1)   Represents shares of International Consolidated Companies, Inc. common stock issuable pursuant to the International Consolidated Companies, Inc. 2007 Stock Benefit Plan dated November 23, 2007.

(2)   Calculated pursuant to Rule 457(c) and (h) under the Securities Act of 1933, as amended, solely for the purposes of determining the amount of the registration fee based on the average of the bid and ask price as reported on November 23, 2007.

Table of Contents

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1 Plan Information.

A prospectus setting forth the information requested by this Item will be sent or given to participants in the 2007 Stock Benefit Plan as specified by Rule 428(b)(1) under the Securities Act of 1933.

Item 2 Registrant Information and Employee Plan Annual Information.

A prospectus setting forth the information requested by this Item will be sent or given to participants in the 2007 Benefit Option Plan as specified by Rule 428(b)(1) under the Securities Act of 1933.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3 Incorporation of Documents by Reference.

The following documents are hereby incorporated by reference into this Registration Statement:

(a) The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission (the "Commission") on April 18, 2007.

(b) The Registrant's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2007, filed with the Commission on May 21, 2007, August 20, 2007 and November 19, 2007, respectively.

(c) The Common Stock being registered pursuant to this registration statement is part of a class of securities registered under Section 12 of the Exchange Act. A description of such securities is contained in the Company's registration statement under the Exchange Act, including any amendment or description filed for the purpose of updating such description, and is incorporated herein by reference.

(d) The Registrant's Form 8-K filed with the Commission June 18, 2007;

(e) The Registrant's Form 8-K filed with the Commission August 15, 2007;

(f) The Registrant's Form 8-K filed with the Commission August 22, 2007; and

(g) The Registrant's Information Statement on Schedule 14(c) filed with the Commission on September 24, 2007.

(h) In addition, all documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

Item 4 Description of Securities.

Not applicable. The class of securities to be offered is registered under Section 12 of the Exchange Act.

Item 5 Interests of Named Experts and Counsel.

Not applicable.

Item 6 Indemnification of Directors and Officers.

Our Certificate of Incorporation and By-Laws provide that we must indemnify to the fullest extent permitted by law any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in our right) by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The rights to indemnification set forth above are not exclusive of any other rights to which such person may be entitled under any statute, provision of our Certificate of Incorporation or By-Laws, agreements, vote of stockholders or disinterested directors or otherwise.

We have authority under Section 607.0850 of the Florida Business Corporation Act ("Florida Law") to indemnify our directors and officers to the extent provided in such statute. Our Articles of Incorporation, as amended, and Bylaws, as amended, provide for the indemnification of our officers, and directors to the fullest extent permitted by Florida Law either now or hereafter. The provisions of Florida Law that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida Law. In addition, each director will continue to be subject to liability for: (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for our best interests in a proceeding by or in the right of us to procure a judgment in our favor or in a proceeding by or in the right of a shareholder. Florida Law does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Company believes that such indemnification provisions are necessary to attract and retain qualified persons as directors and executive officers.

The Securities and Exchange Commission has taken the position that indemnification of officers, directors or persons controlling the Company for liabilities arising under the Securities Act of 1933, as amended, is held to be against public policy and is therefore unenforceable.

Item 8 Exhibits.

5.1	Opinion of Counsel.
10.1	International Consolidated Companies, Inc. 2007 Stock Benefit Plan.
23.1	Consent of Counsel (Included in Exhibit 5.1).
23.2	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included as part of the signature page to this Registration Statement).

Item 9 Undertakings.

The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof;

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Plan;

4. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof; and

5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


SIGNATURES


Pursuant to the requirements of the Securities Act, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sarasota, Florida, on November 23, 2007.

November 23, 2007   INTERNATIONAL CONSOLIDATED COMPANIES, INC.

/s/ Antonio F. Uccello, III
Antonio F. Uccello, III
Chief Executive Officer


POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Antonio F. Uccello, III, his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, and any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act (a "Rule 462(b) registration statement") and any and all pre - or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing which they, or any of them, may deem necessary or advisable to be done in connection with this registration statement or any Rule 462(b) registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or substitutes for any or all of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Antonio F. Uccello, III	November 28, 2007
Antonio F. Uccello,III, Director	Date
/s/ Ronald D. Ciraravella	November 28, 2007
Ronald D. Ciraravella, Director	Date
/s/ Stephen F. Seidensticker	November 28, 2007
Stephen Seidensticker, Director	Date
/s/ Thomas Bachman	November 28, 2007
Thomas Bachman, Director	Date
/s/ Dennis D. Derr	November 28, 2007
Dennis D. Derr, Director	Date

Exhibit Index

5.1	Opinion of Counsel.
10.1	International Consolidated Companies, Inc. 2007 Stock Benefit Plan.
10.2	Davidson Consulting Agreement.
23.1	Consent of Counsel (Included in Exhibit 5.1).
23.2	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included as part of the signature page to this Registration Statement).

Jonathan D. Leinwand, P.A.

101 NE 3rd Avenue
Suite 1500
Fort Lauderdale, FL 33301
Tel: (954) 607-1298
Fax: (954) 252-4265

E-mail: jonathan@jdlpa.com

November 29, 2007

International Consolidated Companies, Inc.
2100 19th Street
Sarasota, FL 34234

      Re: Registration Statement on Form S-8

Gentlemen:

      This firm has been requested by International Consolidated Companies Inc. (the "Registrant") to furnish an opinion as to matters hereinafter set forth in connection with the Registration Statement on Form S-8, covering a total of 1,500,000 shares of common stock, which shares are being registered pursuant to the Company's 2007 Stock Benefit Plan and a Consulting Agreement with Richard Davidson, an individual.

      In connection with this opinion, I have reviewed the filings of the Registrant incorporated by reference in the registration statement, and have determined that the Registrant is current in its reporting requirements under the Securities Exchange Act of 1934. I have further determined that the shares when issued, in accordance with the plan and the agreement will be fully paid and non-assessable shares of the Registrant. Further, the Registrant has duly authorized the issuance of the shares and the filing of this Registration Statement on Form S-8.

      We hereby consent to the filing of this opinion as an exhibit to the registration statement relating to the Securities and to the reference to us under the heading "Validity of Common Stock" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

      Very Truly Yours,

      JONATHAN D. LEINWAND, P.A.

      /s/ Jonathan D. Leinwand, P.A.

INTERNATIONAL CONSOLIDATED COMPANIES INC.

2007 EMPLOYEE STOCK BENEFIT PLAN

INTERNATIONAL CONSOLIDATED COMPANIES, INC. (a Florida corporation), hereby adopts The 2007 Employee Stock Benefit Plan International Consolidated Companies Inc. (the *"Plan"*) this 21st day of November 2007. Under the Plan, the Company may issue stock, or grant options to acquire the Company 's common stock, without nominal or par value (the *"Stock"*), from time to time to employees (including officers and directors) of the Company or its subsidiaries, all on the terms and conditions set forth herein (*"Benefits"*). In addition, at the discretion of the Board of Directors, Benefits may from time to time be granted under this Plan to other individuals, including consultants or advisors, who contribute to the success of the Company or its subsidiaries but are not employees of the Company or its subsidiaries, provided that bona fide services shall be rendered by consultants and advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction. Furthermore, no stock may be issued, or option granted, under the benefit plan to consultants, advisors, or other persons who directly or indirectly promote or maintain a market for the Company's securities.

1. Purpose of the Plan. The Plan is intended to aid the Company in maintaining and developing a management team, attracting qualified officers, employees, consultants and key advisors capable of contributing to the future success of the Company, and rewarding those individuals who have contributed to the success of the Company. The Company has designed this Plan to aid it in retaining the services of executives and employees and in attracting new personnel when needed for future operations and growth and to provide such personnel with an incentive to remain employees of the Company, to use their best efforts to promote the success of the Company's business, and to provide them with an opportunity to obtain or increase a proprietary interest in the Company. It is also designed to permit the Company to reward those individuals who are not employees of the Company but who management perceives to have contributed to the success of the Company or who are important to the continued business and operations of the Company. The above goals will be achieved through the granting of Benefits.

2. Administration. The Plan shall be administered by a Plan Administrator and Plan Committee appointed by the Board of Directors of the Company (the "Board") which shall keep the minutes of its proceedings with regard to the Plan and all records, documents, and data pertaining to its administration of the Plan. A majority of the members of the Committee shall constitute a quorum for the transaction of business, and the vote of a majority of those members present at any meeting shall decide any question brought before that meeting. In addition, the Committee may take any action otherwise proper under the Plan by the affirmative vote, taken without a meeting, of a majority of its members. Any decision or determination reduced to writing and signed by a majority of the members shall be as effective as if it had been made by a majority vote at a meeting properly called and held. All questions of interpretation and application of the Plan shall be subject to the determination of the Committee. The actions of the committee in exercising all of the rights, powers and authorities set out in this Plan, when performed in good faith and in its sole judgment, shall be final, conclusive, and binding on the parties.

3. Shares of Stock Subject to this Plan. A total of One Million Two Hundred Thousand (1,200,000) Shares of Common Stock may be subject to, or issued pursuant to, Benefits granted under this Plan. If any right to acquire Stock granted under this Plan is exercised by the delivery of shares of Stock or the relinquishment of rights to shares of Stock, only the net shares of Stock issued (the shares of stock issued less the shares of Stock surrendered) shall count against the total number of shares reserved for issuance under the terms of this Plan.

4. Eligibility. The Plan Administrators may grant Benefits to employees, officers, and directors of the Company and its subsidiaries, as may be existing from time to time, and to other individuals who are not employees of the Company or its subsidiaries , including consultants and advisors, provided that such consultants and advisors render bona fide services to the Company or its subsidiaries and such services are not rendered in connection with the offer or sale of securities in a capital-raising transaction, or for establishing, maintaining or promoting a public market for the Company's securities. In any case, the Plan Administrators shall determine, based on the foregoing limitations and the Company's best interests, which employees, officers, directors, consultants and advisors are eligible to participate in this Plan. Benefits shall be in the amounts, and shall have the rights and be subject to the restrictions, as may be determined by the Plan Administrators, all as may be within the provisions of this Plan.

5. Authority to Grant Stock Awards. The Committee, in its discretion and subject to the provisions of the Plan may, from time to time, grant to eligible individuals of the Company Stock Awards. The Board may award and issue shares of Common Stock under the Plan in fulfillment of such Stock Awards. Stock Awards may be made in lieu of cash compensation or as additional compensation. Stock Awards may also be made pursuant to performance-based goals established by the Board.

Subject only to any applicable limitations set forth in the Plan, the number of shares of Common Stock covered by any Stock Award shall be determined by the Committee.

7. Stock/Option Awards.

(a.) Awards in Lieu of Compensation. The Committee may grant Common Stock or Options to Purchase Common Stock, to an Eligible Individual under the Plan, without any payment by the individual, in lieu of certain cash compensation or as additional compensation. The Stock Award is subject to appropriate tax withholding. After compliance with the tax withholding requirements, a stock certificate shall be issued to the individual recipient of the Stock Award. The certificate shall bear such legend, if any, as the Board determines is reasonably required by applicable law. Prior to receipt of a Stock Award, the individual must comply with appropriate requests of the Board to assure compliance with all relevant laws.

(b.) Performance Based Awards. The Board may award shares of Common Stock, without any payment for such shares, to designated individuals if specified performance goals established by the Board are satisfied. The designation of an employee eligible for a specific performance-based Stock Award shall be made by the Board in writing prior to the beginning of the twelve-month period for which the performance is measured. The Board shall establish the number of shares to be issued to a designated employee if the performance goal is met. The Board must certify in writing that a performance goal has been met prior to issuance of any certificate for a performance-based Stock Award to any employee. If the Board certifies the entitlement of an employee to the performance-based Stock Award, the certificate shall be issued to the employee as soon as administratively practicable, and subject to other applicable provisions of the Plan, including but not limited to, all legal requirements and tax withholding. Performance goals determined by the Board may be based on specified increases in revenue, net profits, stock price, Company or segment sales, market share, earnings per share, return on equity and/or business development milestones.

8. Registration. The Company may, but shall not be obligated to, register any securities covered by a Stock Award, pursuant to the Securities Act of 1933 (as now in effect or as hereafter amended) and, in the event any shares are registered, the Company may remove any legend on certificates representing these shares. The Company shall not be obligated to take any other affirmative action in order to cause the Stock Award to comply with any law or regulation of any governmental authority.

9. Federal Tax Considerations.

(a.) Withholding. If the grant of a Benefit hereunder, or exercise of an Option given as a Benefit is subject to withholding or other trust fund payment requirements of the Internal Revenue Code of 1986, as amended (the *"Code"*), or applicable state or local laws, the Company will initially pay the Grantee's liability and will be reimbursed by Grantee no later than six months after such liability arises and Grantee hereby agrees to such reimbursement terms.

(b.) Compliance with Section 409A of the Internal Revenue Code. To the extent that the Board determines that any Option granted under the Plan is subject to Section 409A of the Code, the Option Agreement evidencing such Option shall incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. To the extent practicable and without adverse effects on the Plan or on Option-holders, the Plan and Option Agreements shall be interpreted in a manner that avoids taxation under Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Board determines that any Option may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Board may adopt such amendments to the Plan and the applicable Option Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (i) exempt the Option from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Option, or (ii) comply with the requirements of Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date.

10. Dilution or Other Adjustment. The shares of Stock subject to this Plan are subject to proportionate adjustment in the event of a stock dividend on the Stock or a change in the number of issued and outstanding shares of Stock as a result of a stock split, consolidation, or other recapitalization.

11. Employment Obligation. The granting of any Stock Award shall not impose upon the Company any obligation to employ or continue to employ any grantee; and the right of the Company to terminate the employment of any officer or other employee shall not be diminished or affected by reason of the fact that a Stock Award has been granted to him.

12. Expiration and Termination of this Plan. This Plan may be abandoned or terminated at any time by the Plan Administrators. This Plan shall otherwise terminate on the earlier of the date that is five years from the date first appearing in this Plan or the date on which the Six Hundred Thousandth share is issued hereunder.

13. In addition to the restrictions imposed by Rule 144, Rule 701 or any other applicable rule or statute, including the Securities Act of 1933 as amended, the shares issued hereunder shall be held in escrow and released to the employ on the following schedule:

Shares shall be released to beneficiaries of this plan in accordance with the directives of the Board of Directors at the time of the specific grant or award of stock.

14. Amendment of this Plan. This Plan may not be amended more than once during any six month period, other than to comport with changes in the Code or the Employee Retirement Income Security Act or the rules and regulations promulgated thereunder. The Plan Administrators may modify and amend this Plan in any respect.

CONSULTING AGREEMENT

This Consulting Agreement (the "Agreement") made on this 13 day of November 2007, by and between International Consolidated Companies, Inc., located at 2100 19th Street, Sarasota, Florida 34234 (the "Client"), and Kenneth Davidson, a professional consultant, located at 1922 Thompson Crossing, Richmond, Texas, 77469 (the "Consultant") is made in consideration of the mutual promises made herein and set forth as following:

ARTICLE 1.

TERM OF CONTRACT

1.1   This Agreement will become effective on November 13, 2007 and will continue in effect for a period of six months, or until terminated as provided in Article 6 below.

ARTICLE 2.

SERVICES TO BE PERFORMED BY CONSULTANT

2.1   **Services**. Consultant agrees to perform the following consulting services for Client:

Client agrees to arrange for professional athletes, retired or active, to assists with aspects of the Company promotions, including and not limited to public speaking, appearances, meetings, and/or negotiations. Company has the right to have a representative present on its behalf other than the Consultant, but, is not required.

Consultant will maintain the professional standards of the Company at all times while representing said Client.

2.2   **Method of Performing Services**. Consultant will determine the method, details, and means of performing the above-described services. Consultant may perform the Services under this Agreement at any suitable time and location of Consultant's choice, however the Consultant shall make himself available to the Client as set forth in Section 4.3.

2.3   **Status of Consultant**. Consultant is and shall remain an independent contractor. Consultant and any agents or employees of Consultant shall not act as an officer or employee of Client. Client assumes no liability for Consultant's actions in performance, or responsibility for taxes, funds, payments or other commitments, implied or expressed, by or for Consultant. Consultant has no authority to assume or create any commitment or obligation on behalf of, or to bind, Client in any aspect.

2.4   **Use of Employees or Subcontractors**. Upon Client's prior written approval if any additional cost to Client will be incurred, Consultant may use any employees or subcontractors as Consultant deems necessary to perform the services required of Consultant by this Agreement. Client acknowledges and agrees that Consultant may realize a commission on the use of such employees and subcontractors for the performance of additional services as described in paragraph 3.4, below, and such commission shall be an included cost in any proposal submitted to Client by Consultant. Notwithstanding the foregoing, any proposal prepared by Consultant, which includes consulting fees to be charged by Consultant to Client, shall be clearly identified and quoted as such.

ARTICLE 3.

COMPENSATION

3.1   **Retainer Fee**. Client shall pay a retainer fee of Three Hundred Thousand (300,000) free trading shares of SGNM, common stock, which shall be due and payable within 5 (Five) days of the execution of this Agreement (the "Retainer Fee").

3.2   **Registration**. Said shares shall be registered with the U.S. Securities and Exchange Commission on its Form S-8 or similar registration.

3.3   **Payment of Expenses**. Consultant shall be responsible for its normal and customary overhead business expenses incurred in performing services under this Agreement, including without limitation, telephone, facsimile, postage, photocopying, supplies, rent, employee salaries and benefits, and insurance. Travel expense and other extraordinary expenses in relation to the Client shall require the Consultant to obtain the prior written approval of Client. Where Consultant is required to travel outside the State of Texas on business, all travel arrangements will be at business class, and if not available, then based on available first class travel accommodations.

ARTICLE 4.

OBLIGATIONS OF CONSULTANT

4.1   **Non-Exclusive Relationship**. Client acknowledges and agrees that the relationship with Consultant is non-exclusive and Consultant may represent, perform services for, and contract with, as many additional clients, persons or companies as Consultant in Consultant's sole discretion sees fit.

4.2   **Consultant's Qualifications**. Consultant represents and warrants that Consultant has the qualifications and skills necessary to perform the services under this Agreement in a competent and professional manner, and is able to fulfill the requirements of this Agreement. Consultant shall comply with all applicable federal, state and local laws in the performance of its obligations hereunder, and all materials used by Consultant in fulfilling its obligations under this Agreement shall not infringe upon any third party copyright, patent, trade secret or other proprietary right. Consultant acknowledges and agrees that failure to perform all the services required under this Agreement constitutes a material breach of the Agreement.

4.3   **Availability of Consultant**. Consultant acknowledges and agrees that a material consideration of the Agreement is that Consultant be in charge of all services rendered to Client under this Agreement. Further, that the availability of the Consultant be the equivalent of three (3) regular business days per week and that the unavailability of such services shall constitute a material breach of this Agreement. Should Client not avail itself of Consultant's services, from one week to the next, such availability will not be accumulated without Consultant's express approval.

4.4   **Indemnity**. Consultant agrees to indemnify, defend, and hold Client free and harmless from all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, attorneys' fees, and costs, including without limitation expert witnesses' fees, that Client may incur as a result of a breach of Consultant of any representation or agreement contained in this Agreement.

4.5   **Assignment**. Neither this Agreement nor any duties or obligations under this Agreement may be assigned by Consultant without the prior written consent of Client.

ARTICLE 5.

OBLIGATIONS OF CLIENT

5.1   **Compliance with Requests**. Client agrees to comply with all reasonable requests of Consultant necessary to the performance of Consultant's duties under this Agreement.

5.2   **Company Provided Information**. Client assumes full responsibility for the accuracy and completeness of all information provided to Consultant.

5.3   **Indemnity**. Client agrees to indemnify, defend, and hold Consultant free and harmless from all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, attorneys' fees, and costs, including without limitation expert witnesses' fees, that Consultant may incur as a result of any information provided to Consultant by Client under this Agreement.

ARTICLE 6.

TERMINATION OF AGREEMENT

6.1   **Termination on Notice**. Notwithstanding any other provision of this Agreement, either party may terminate this Agreement at any time by giving thirty (30) days written notice to the other party. Unless otherwise terminated as provided in this Agreement, this Agreement will continue in force until the Services provided for in this Agreement have been fully and completely performed.

6.2   **Termination on Occurrence of Stated Events**. This Agreement will terminate automatically on the occurrence of any of the following events:

6.2.1   Unavailablity of Consultant to manage and oversee all services rendered to Client by Consultant under this Agreement;

6.2.2   Bankruptcy or insolvency of either party;

6.2.3   Dissolution of either party; and/or

6.2.4   The assignment of this Agreement by Consultant without the prior written consent of Client.

6.3   **Termination for Default**. If either party defaults in the performance of this Agreement or materially breaches any of its provisions, the non-breaching party may terminate this Agreement by giving written notification to the breaching party. Termination will take effect immediately on receipt of notice by the breaching party of five (5) days after mailing of notice, whichever occurs first. For the purposes of this paragraph, material breach of this Agreement includes, but is not limited to, the following:

6.3.1   Consultant's failure to perform the services specified in this Agreement;

6.3.2   Consultant's material breach of any representation or agreement contained in Article 4 above;

6.3.3   Client's material breach of any representation or agreement contained in Article 5 above; and/or,

6.3.2   Client's failure to pay Consultant any compensation due within thirty (30) days after written demand for payment.

ARTICLE 7.

CLIENT INFORMATION

7.1   **Nondisclosure/Nonuse of Client Information**. Consultant agrees that all information provided by Client to Consultant under this Agreement shall not be disclosed or used by Consultant for any purpose other than Consultant's performance under this Agreement.

7.2   **Confidential Information**. Any written, printed, graphic, or electronically or magnetically recorded information furnished by Client for Consultant's use is and shall remain the sole property of Client. This proprietary information includes, but is not limited to, investor lists, marketing information, planning, drawings, specifications, and information concerning Client's employees, products, services, prices, and operations. Consultant will keep this confidential information in the strictest confidence, and will not disclose it by any means to any person except with Consultant's prior written approval, and only to the extent necessary to perform the services under this Agreement. This prohibition also applies to Consultant's employees, agents, and subcontractors. On termination of this Agreement or request by Client, Consultant will return within two (2) days any confidential information in Consultant's possession to Client.

ARTICLE 8.

GENERAL PROVISIONS

8.1   **Notices**. Any notices to be given by either party to the other shall be in writing and may be transmitted either by personal delivery or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices shall be addressed to the parties at the addresses appearing the introductory paragraph of this Agreement, but each party may change that address by written notice in accordance with this section. Notices delivered personally shall be deemed communicated as of the date of actual receipt. Mailed notices shall be deemed communicated as of five (5) days after the date of mailing.

8.2   **Attorneys' Fees and Costs**. If this Agreement gives rise to a lawsuit or other legal proceedings between any of the parties hereto, the prevailing party shall be entitled to recover court costs, necessary disbursements (including expert witnesses' fees) and reasonable attorneys' fees, in addition to any other relief such party may be entitled.

8.3   **Entire Agreement**. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the services provided by Consultant to Client under this Agreement, and contains all of the covenants and agreements between the parties with respect to this Agreement in any manner whatsoever. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any parties, which are not embodied herein, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding.

8.4   **Modifications**. Any modification of this Agreement will be effective only if it is in writing signed by the party to be charged.

8.5   **Effect of Waiver**. The failure of either party to insist on strict compliance with any of the terms, covenants, or conditions of this Agreement by the other party shall not be deemed a waiver of that term, covenant, or condition, nor shall any waiver or relinquishment of any right or power at anyone time or times be deemed a waiver or relinquishment of that right or power for all or any other times.

8.6 **Partial Invalidity**. If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force without being impaired or invalidated in any way.

8.7 **Law Governing Agreement**. This Agreement shall be governed by and construed in accordance with the laws of the state of Texas.

8.8 **Jurisdiction/Venue**. Jurisdiction and venue for any dispute arising out of this Agreement shall be exclusively in the city of Houston, Texas.

8.9 **Construction**. If any construction is to be made of any provision of this Agreement, it shall not be construed against either party on the ground such party was the drafter of the Agreement or any particular provision.

8.10 **Time**. Time is of the essence in this Agreement.

8.11 **Corporate Authorization**. If any signatory of this Agreement is a corporation, said signatory represents and warrants that this Agreement and the undersigned's execution of this Agreement have been duly authorized and approved by the corporation's Board of Directors. The undersigned officers and representatives of the corporation(s) executing this Agreement on behalf of the corporation(s) represent. And warrant they are officers of the corporation(s) with full authority to execute this Agreement on Behalf of the corporation(s).

IN WITNESS WHEREOF, the undersigned have executed this Agreement, effective as of November 13, 2007.

Client: International Consolidated Companies, Inc.

BY: /s/ Antonio F. Uccello, III
      President

Consultant:

BY: /s/ Kenneth D. Davidson

Jonathan D. Leinwand, P.A.

101 NE 3rd Avenue
Suite 1500
Fort Lauderdale, FL 33301
Tel: (954) 607-1298
Fax: (954) 252-4265

E-mail: jonathan@jdlpa.com

November 29, 2007

International Consolidated Companies, Inc.
2100 19th Street
Sarasota, FL 34234

Re: Registration Statement on Form S-8

Gentlemen:

This firm has been requested by International Consolidated Companies Inc. (the "Registrant") to furnish an opinion as to matters hereinafter set forth in connection with the Registration Statement on Form S-8, covering a total of 1,500,000 shares of common stock, which shares are being registered pursuant to the Company's 2007 Stock Benefit Plan and a Consulting Agreement with Richard Davidson, an individual.

In connection with this opinion, I have reviewed the filings of the Registrant incorporated by reference in the registration statement, and have determined that the Registrant is current in its reporting requirements under the Securities Exchange Act of 1934. I have further determined that the shares when issued, in accordance with the plan and the agreement will be fully paid and non-assessable shares of the Registrant. Further, the Registrant has duly authorized the issuance of the shares and the filing of this Registration Statement on Form S-8.

We hereby consent to the filing of this opinion as an exhibit to the registration statement relating to the Securities and to the reference to us under the heading "Validity of Common Stock" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very Truly Yours,

JONATHAN D. LEINWAND, P.A.

/s/ Jonathan D. Leinwand, P.A.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC
Certified Public Accountants

406 Lippincott Drive, Suite J
Marlton, New Jersey 08053
(856) 346-2828 Fax (856) 396-0022

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

International Consolidated Companies, Inc.
(F/K/A Sign Media Systems, Inc.)
2100 19th Street
Sarasota, FL 34234

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated April 16, 2007, relating to the consolidated financial statements appearing in the Company's Annual Report on Forms 10-KSB/A for the years ended December 31, 2007 and 2006.

/s/ Bagell Joseph Levine Co LLC
November 28, 2007
Marlton, New Jersey 08053

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS (AICPA)
CENTER FOR AUDIT QUALITY (CAQ)
NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Antonio F. Uccello, III, his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, and any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act (a "Rule 462(b) registration statement") and any and all pre - or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing which they, or any of them, may deem necessary or advisable to be done in connection with this registration statement or any Rule 462(b) registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or substitutes for any or all of them, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Antonio F. Uccello, III	November 28, 2007
Antonio F. Uccello,III, Director	Date
/s/ Ronald D. Ciraravella	November 28, 2007
Ronald D. Ciraravella, Director	Date
/s/ Stephen F. Seidensticker	November 28, 2007
Stephen Seidensticker, Director	Date
/s/ Thomas Bachman	November 28, 2007
Thomas Bachman, Director	Date
/s/ Dennis D. Derr	November 28, 2007
Dennis D. Derr, Director	Date